

September 29, 2014

Via E-mail
George S. Rapp
Chief Financial Officer
Shore Bancshares, Inc.
28969 Information Lane
Easton, Maryland 21601

> **Re:** **Shore Bancshares, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed March 20, 2014**
> **File No. 000-22345**

Dear Mr. Rapp:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies – Loans, page 56

1. Please provide us with and revise future filings to include the following as it relates to your troubled debt restructurings (TDRs):

   - A description of how you identify loans to be restructured;

   - The total amount of loans classified as TDRs at each period end separately identifying, by loan type, both those on accrual and non-accrual status, as well as any associated charge-offs during the period and any valuation allowance at period end;

- For all TDRs that accrue interest at the time the loan is restructured, a description of how you determine that the loan has been restructured so as to be reasonably assured of repayment and performance according to the modified terms, and is supported by a current, well-documented credit assessment of the borrower's financial condition and prospects for repayment under the revised terms;

- A discussion of how you determine whether the borrower has demonstrated repayment performance with modified terms. Specifically disclose how many payments the borrower needs to make before returning a loan to accrual status; and

- A roll forward of your TDRs for each period presented that will allow for an understanding of the gross movements within these balances at period end, including asset sales such as that in the quarter ended September 30, 2013 or loans that are otherwise removed from TDR classification. To the extent that restructured loans are removed from TDR classification for reasons other than the aforementioned asset sale, please provide us with an analysis that supports your determination to remove these loans.

Note 14. Income Taxes, page 74

2. We note your disclosure on page 75 there was no valuation allowance for deferred tax assets at December 31, 2013 and 2012 as management believes that it is more likely than not that all of the deferred tax assets will be realized because they were supported by the expected generation of a sufficient level of future taxable income from operations and tax planning strategies. We also note your disclosure on page 19 describing your understanding that the determination of whether or not a valuation allowance is necessary is difficult and requires judgment, particularly when there is significant negative evidence such as recurring net losses in prior periods and an accumulated deficit. Please provide us with a robust analysis detailing both the positive and negative evidence considered, and how each piece of evidence was weighted, to overcome the significant negative evidence, and in particular the fact that you were in a three year cumulative loss position of approximately $33.9 million at December 31, 2013, in determining the that there was no valuation allowance necessary as of December 31, 2013.

3. As a related matter, please expand your disclosures in future filings, beginning with your Form 10-Q for the quarterly period ended September 30, 2014, to discuss any uncertainties surrounding realization of the deferred tax asset and the material assumptions underlying your determination that the net asset will be realized. If the asset's realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, any additional planned material asset sales or other non-routine transactions, you should provide a description of these assumed future events, quantified to the extent practicable. For example, consider disclosing the minimum annualized rate at which taxable income must

increase during the tax NOL carry forward periods if realization of the benefit is dependent on taxable income higher than currently reported. Also, if significant objective negative evidence indicates uncertainty regarding realization of the deferred asset, identify the countervailing positive evidence relied upon in your decision not to establish a valuation allowance against the asset.

Exhibits 31.1 and 31.2

4. We note that paragraphs 2, 3, 4 and 5 of your certifications included as Exhibits 31.1 and 31.2 to the Form 10-K contain modifications to the exact form of the certification as set forth in Item 601(b)(31) of Regulation S-K. For example, the certifications include references to the "annual report" rather than referring to only the "report". In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Part II. Signatures

5. In future filings , please revise the second signature block where the 10-K is signed on behalf of the registrant to include the Principal Executive Officer, as required by General Instruction D(2)(a) of Form 10-K. We note that the person holding this position did sign in this signature block as a director and signed in the first signature block for the company as President and Chief Executive Officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3423 if you have questions regarding comments on the financial statements and related

George S. Rapp
Shore Bancshares, Inc.
September 29, 2014
Page 4

matters. Please contact Jessica Livingston, Staff Attorney at (202) 551-3448 or Todd Schiffman, Assistant Director at (202) 551-3775 with any other questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief